Points International Announces Results of Annual General Meeting

Appoints new board member

TORONTO, Canada, May 5, 2017 -- Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual meeting of shareholders held on May 4, 2017 were passed, including the reappointment of the company’s directors and the appointment of Charles Gillman as a new member of the board of directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	5,965,978	983,947
Christopher Barnard	5,061,065	1,888,860
Michael Beckerman	5,968,428	981,497
Bernay Box	6,612,386	337,539
Douglas Carty	5,984,284	965,641
Bruce Croxon	5,061,221	1,888,704
Charles Gillman	6,590,952	358,973
Robert MacLean	5,968,228	981,697
John Thompson	5,966,178	983,747

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the company.

The following votes were received with respect to the resolution:

	Number of Shares For	Number of Shares Withheld
Appointment of Auditors	9,986,542	228,244

As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

Bernay Box, Points' Chairman of the Board commented, "We are pleased to welcome Charles to our board of directors. We believe Charles will bring extensive experience and additional perspective to our board as an institutional investor and director of other companies, and will be an asset to our organization.”

Mr. Gillman is currently the Executive Managing Director of the IDWR Multi-Family Office, a multi-family investment firm, a position he has held since June 2013. IDWR employs a team of analysts with expertise in finding publicly traded companies that require operational enhancement and an improvement in corporate capital allocation. From 2001 to 2013, Mr. Gillman was a portfolio manager of certain family office investment portfolios at Nadel and Gussman, LLC. Prior to his employment at Nadel and Gussman, Mr. Gillman worked in the investment industry and as a strategic management consultant at McKinsey & Company, where he gained experience designing operational turnarounds of U.S. and international companies. Mr. Gillman has served as a director of Digirad Corporation (NASDAQ: DRAD), a diagnostic imaging solutions company, since April 2012. In addition, Mr. Gillman currently serves on the boards of directors of Novation Companies, Inc., a specialty finance company, a post he has held since January 2016, Solitron Devices, Inc., a solid-state semiconductor components company, a post he has held since July 2016, Littlefield Corp, a charitable bingo business, a post he has held since May 2008, and Datawatch Corporation, a business computer software company, a post he held from April 2016 to April 2017.

Mr. Gillman is a Summa Cum Laude graduate of the Wharton School of the University of Pennsylvania and a Director of the Penn Club of New York, which serves as the Manhattan home of the Wharton and Penn alumni community.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Contact:
Points Investor Relations
ICR
Garo Toomajanian
ir@points.com